Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

November 10, 2021

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Advisors Series Trust (the “Trust”)
File Nos. 333-17391; 811-07959

Dear Ms. O’Neal-Johnson:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the O’Shaughnessy Market Leaders Value Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), reflecting changes in response to your oral comments of October 28, 2021 regarding the Preliminary Proxy Statement filed by the Trust, on behalf of the Fund, on October 22, 2021. For your convenience, your comments have been reproduced with the Trust’s responses following each comment. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Definitive Proxy Statement.

1.Staff Comment: Please confirm that the information required by Item 22(c) of Schedule 14A is disclosed.

Response: The Trust responds by confirming that the information required by Item 22(c) of Schedule 14A is disclosed. The Trust has added (1) information regarding the most recent Board action taken and (2) information regarding fees the investment adviser receives for sub-advising a sleeve of an investment company using similar strategies.

2.Staff Comment: In the “Important information to help shareholders understand and vote on the Proposal” section, please disclose the cost of the proxy to shareholders.

Response: The Trust responds by revising the disclosure as follows:

“Who is paying for this proxy mailing and for the other expenses and solicitation costs associated with this shareholder meeting and what will these costs be?”

“The cost of this proxy mailing and the other costs associated with this Proposal will be paid by the Adviser, and the costs will be approximately $40,000.”

3.Staff Comment: Please include a “For,” “Against,” and “Abstain” on the proxy card for shareholders to vote on Proposal 2.

Response: The Trust responds by including “For,” “Against,” and “Abstain” on the proxy card for shareholders to vote on Proposal 2.

* * *

If you have any questions regarding the above responses, please contact Elaine Richards of U.S. Bank Global Fund Services at (626) 914-7363 or elaine.richards@usbank.com.

Advisors Series Trust

/s/ Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust

2